UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31502 / March 10, 2015

In the Matter of

EXCHANGE TRADED CONCEPTS, LLC ET AL.

2545 South Kelly Avenue, Suite C, Edmond, OK 73013

(File No. 812-14334)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Exchange Traded Concepts Trust, Exchange Traded Concepts Trust II, Source ETF Trust, ETF
Series Solutions and Exchange Traded Concepts, LLC filed an application on July 17, 2014 and
an amendment to the application on December 29, 2014, requesting an order under section 6(c)
of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the
Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order
permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grants relief from certain disclosure requirements.

On February 10, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31453). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Exchange Traded Concepts Trust, Exchange Traded Concepts Trust II, Source ETF Trust, ETF Series Solutions and Exchange Traded Concepts, LLC (File No. 812-14334) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary